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File No. 064142-0005

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mark Brunhofer, Senior Accounting Examiner Jim Rosenberg, Senior Assistant Chief Accountant Irene Paik, Attorney Advisor Joseph McCann, Staff Attorney

Re:	Satsuma Pharmaceuticals, Inc. Draft Registration Statement No. 2 on Form S-1 Confidentially submitted on August 2, 2019 CIK No. 0001692830

Ladies and Gentlemen:

On behalf of Satsuma Pharmaceuticals, Inc. (the “Company” or “Satsuma”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement No. 2 on Form S-1 on August 2, 2019 (the “Draft Submission”) to the U.S. Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 9, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 16, 2019

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 2, 2019

Prospectus Summary

Overview, page 1

1.

We note your revised disclosure in response to prior comment 3 and your graphs on pages 96 and 99. Regarding the comparisons made in the first bullet point on page 2, please tell us whether the liquid nasal form is the only FDA approved dosage form that demonstrated lower exposure levels as compared to STS101. If it is the only one, then please identify it in your disclosure. Also, tell us whether the term “exposure levels” references measurements at multiple points in time following administration and what “range” or “ranges” demonstrated efficacy in other forms. With reference to prior comment 5, please also tell us why the final clause appears to compare “exposure levels” to “peak concentration levels.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Migranal is the only DHE product marketed in the United States that has been approved by the FDA based upon demonstration of efficacy and safety in clinical studies. Other DHE products include (i) D.H.E. 45, which may be administered via intravenous, subcutaneous or intra-muscular injection, was approved based on its demonstrated safety at a time when the federal government did not require demonstrations of efficacy, and (ii) MAP0004, which did not receive FDA approval. As such, the Company has modified its disclosure on the pages of the Registration Statement referenced below to limit its discussion of DHE exposure to STS101, Migranal and DHE mesylate IM injection, which were included in the Company’s Phase 1 clinical trial, and DHE administered via pulmonary inhalation (MAP0004), which was evaluated in clinical trials conducted by a third party. In addition, the Company has added disclosure that DHE exposure following administration of STS101 was lower (83%) than DHE exposure following administration of DHE mesylate IM injection and the Registration Statement includes additional data on MAP0004. The Company respectfully further advises the Staff that references to DHE exposure levels are to the mean DHE plasma concentration achieved over time (as measured at the multiple points in time reflected in the graphs on pages 96, 97 and 99 of the Registration Statement) and that DHE exposure is represented by the area-under-curve for each product in such graphs. The Company has revised pages 2, 3, 87, 88, 94 and 95 of the Registration Statement accordingly.

Risk Factors

“Our success depends on our ability to protect our intellectual property…” page 33

2.

We note your revised disclosure in response to our prior comment 17; however, your disclosure at the bottom of page 33 continues to indicate that all of your patent portfolio is “solely owned.” Accordingly, please revise the risk factor to reflect that all of your issued US and foreign patents relating to STS101 are licensed from SNBL.

Response: In response to the Staff’s comment, the Company has revised pages 34 and 35 of the Registration Statement.

August 16, 2019

Business

Overview, page 85

3.

We note your revised disclosure on page 86 in response to prior comment 10. Please revise to discuss and quantify the rapid and high peak DHE plasma concentrations that are believed to be associated with adverse side effects. Also revise to clarify whether you share this belief.

Response: In response to the Staff’s comment, the Company has revised pages 2, 87 and 95 of the Registration Statement.

Safety and Tolerability, page 96

4.

Your disclosure added in response to our prior comment 13 identifies nasal adverse events as the most frequent adverse events reported in connection with STS101 administration. Please expand this section to identify all reported adverse events and not just the most frequent ones. In particular, your disclosure should address any reports of nausea and vomiting given your disclosures on pages 2 and elsewhere concerning the key attributes of STS101 relative to existing DHE products.

Response: In response to the Staff’s comment, the Company has revised pages 97 and 98 of the Registration Statement. The Company further respectfully advises the Staff that the Company’s existing disclosure regarding nausea and vomiting are limited to its discussion of the most typical and frequent side effects associated with IV delivery of DHE.

Phase 3 Efficacy Trial, page 101

5.

We note your revised disclosure in response to prior comment 16. With reference to pages 2 and 7 of the FDA Guidance Migraine: Developing Drugs for Acute Treatment, February 2018, please tell us, and revise if applicable, to indicate whether you will be conducting pediatric studies.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it designed a pediatric study plan consistent with the FDA guidance Migraine: Developing Drugs for Acute Treatment, February 2018 that proposes no pediatric studies be conducted until after the initial approval of STS101 for the adult migraine population. The Company further advises the Staff that it has revised page 104 of the Registration Statement accordingly.

* * *

August 16, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:

John Kollins, Satsuma Pharmaceuticals, Inc.
Tom O’Neil, Satsuma Pharmaceuticals, Inc.
Alan Mendelson, Latham & Watkins LLP
Miles Jennings, Latham & Watkins LLP
Kenn Guernsey, Cooley LLP
Sean Clayton, Cooley LLP